Exhibit 99.1

Canadian Zinc Reports Results For Q2 2018 & Operations Update

VANCOUVER, Aug. 10, 2018 /CNW/ - Canadian Zinc Corporation (TSX:CZN; OTCQB:CZICF) (the "Company" or "Canadian Zinc") reports its interim financial results and development activities for the three and six month periods ended June 30, 2018 ("Q2 2018"). (All amounts are in Canadian dollars unless otherwise stated. M = million).

Q2 2018 Results & Recent Highlights

  May 2018
    $20M financing announced
    New President appointed
  June 2018
    $20M financing approved
    Reorganization approved
    Name change to NorZinc approved
    President becomes new CEO
  July 2018
    $20M financing closes
    Company repays US$10M loan to become debt free
    Positive decision to resume All Season Road permitting
  Cash at June 30, 2018 $9.2M
  Q2 2018 loss of $2.6M as Company continues to advance the Prairie Creek Project

$20M Equity Financing from RCF Completed

On July 10, 2018, the Company closed a $20M financing and issued 100 million units to RCF VI CAD LLC ("RCF VI CAD"). Each unit consisted of one common share and a half share purchase warrant, at $0.20 per unit, with each full warrant exercisable to purchase one share at $0.25 per share on or before December 31, 2018.

As a result of the financing, RCF VI CAD, a subsidiary of Resource Capital Fund VI L.P. ("RCF VI"), holds approximately 41% of the issued shares of the Company on a non-diluted basis, and approximately 48% on a non-diluted basis assuming the warrants are exercised.

The financing was announced on May 16, 2018, and shareholders voted in favour of the financing agreement at the Company's Annual General and Special Meeting of Shareholders ("AGM") held on June 27, 2018.The use of proceeds included repayment of a US$10M loan ("Project Bridge Loan") provided by RCF VI in December 2017, the ongoing development of the Prairie Creek Project and general working capital.

Executive Changes

On May 16, 2018, the Company hired Don MacDonald, formerly Chief Financial Officer ("CFO") and Acting Chief Executive Officer of KGHM International, as President of the Company and subsequently appointed him as Chief Executive Officer ("CEO") effective June 27, 2018. Mr. MacDonald had previously been CFO of several public companies, including QuadraFNX Mining, NovaGold Resources, Winspear Diamonds and Dayton Mining. Mr. MacDonald is a CPA, CA with bachelors and masters in engineering from Oxford University, and has been involved in the financing, development and/or operation of over 20 mines in North and South America over his career. On June 27, 2018, John Kearney retired as CEO, while continuing as the Chairman of the Board.

Reorganization and NorZinc Ltd.

At the Company's AGM, the shareholders voted in favour of a statutory arrangement (the "Arrangement") to reorganize the Company into a separate publicly-listed holding corporation, to be named NorZinc Ltd., and a directly held, wholly-owned, operating subsidiary. The objective of the Arrangement is to structure the assets of the Company to facilitate future project financing of the Prairie Creek Project. The Arrangement will create a new holding company, to be named NorZinc Ltd., while leaving all the Prairie Creek property, assets, agreements and permits in place in a wholly-owned subsidiary. The reorganization is targeted to be completed at the end of August 2018, whereupon all the shares of Canadian Zinc will be exchanged for shares of NorZinc, on a one-for-one basis, with no impact on shareholder's ultimate economic interest. It is anticipated that the shares of NorZinc will trade on the TSX under the symbol, "NZC" and will trade on the OTCQB under the existing symbol, "CZICF".

Liquidity

At June 30, 2018, the Company had cash and cash equivalents of $9.2M. Excluding the Project Bridge Loan of US$10M from RCF VI recorded as a current liability, the Company had a positive working capital balance of $8.3M. The Project Bridge Loan, including accrued interest, was repaid in full on July 10, 2018 and the Company currently has a positive working capital balance and is debt free.

Financial Results for Second Quarter of 2018

For the three and six month periods ended June 30, 2018, the Company reported a net loss and comprehensive loss of $2.6M and $4.5M respectively, compared to a net loss and comprehensive loss of $3.2M and $5.8M for the same periods ended June 30, 2017.

Outlook

Canadian Zinc's focus for 2018 is to continue the development of the Prairie Creek Project and advance the Prairie Creek Mine towards production.

At June 30, 2018, the Company had cash and cash equivalents of $9.2M. Following repayment of the Project Bridge Loan, including accrued interest, from the proceeds of the $20M equity financing, the Company is debt-free and increased cash by approximately $7M. If the RCF warrants are exercised in full prior to December 31, 2018 the Company will receive an additional $12.5M from the warrants.

The long-term price outlook for lead and zinc remains very positive. Supported by the robust economics indicated by the 2017 Feasibility Study, Canadian Zinc will continue to pursue all alternatives for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production.

At the Prairie Creek Mine Site, various care-and-maintenance programs continue, and further de-risking programs are underway, including advancing detailed engineering and design of the mine facilities, assessment and proposals for rehabilitation of equipment, infrastructure and accommodations, and a helicopter supported road program is underway to provide additional baseline studies and data collection.

On the permitting and environmental side, Canadian Zinc continues its engagement with Indigenous groups on the implementation of various mitigation measures recommended by the Mackenzie Valley Review Board ("Review Board") in its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc's All Season Road Project for the Prairie Creek Mine ("EA Report")  the Company has agreed to enter into an Environmental Management Agreement with local indigenous groups to incorporate traditional knowledge in the design and construction of the All Season Road and to include the indigenous groups in independent environmental monitoring of the road. The Company expects approval of the EA Report by the Responsible Ministers in October 2018, following which the permitting process will move to the regulatory phase for the issue of the land use permits for the All Season Road by the Mackenzie Valley Land and Water Board ("Water Board") and by Parks Canada.

All Season Road ("ASR") Permitting Process

Timeline

  September 2017, the Review Board recommended approval of the proposed ASR for the Prairie Creek Mine, issued its EA Report and submitted it to the Federal Minister of Crown-Indigenous Relations and Northern Affairs (the "Minister").
  In January 2018, the Minister invoked a statutory extension to the timeline for the Minister's decision on the EA Report to allow the federal and territorial governments to complete aboriginal consultations, and Canadian Zinc was provided with five information requests, identifying specific issues raised by Indigenous groups needing further clarity through proponent engagement, so the Responsible Ministers could be confident that the Crown has discharged its legal duty to meaningfully consult with potentially impacted Indigenous groups.
  In June 2018, the Company submitted its formal replies to all five information requests.
  In July 2018, the Company received a letter confirming the positive decision of the Minister to resume the decision phase for the ASR Environmental Assessment. The Minister, with the concurrence of the Responsible Ministers, has 83 days from the posting of the letter to issue a decision on the EA Report.
  Once the EA Report is approved by the Minister, the regulatory process enters the permitting phase, conducted by the Water Board with input from territorial and federal agencies, in which road permits are issued by the Water Board and by Parks Canada. It is expected that these permits will incorporate the recommended mitigation measures included in the EA Report.

Canadian Zinc plans to construct the All Season Road over a period of three years. Prior to construction activities, the Company plans to conduct field investigations and prepare site plans (including detailed road design) and award construction contracts. Dependent on the permitting and financing timeline, construction of the ASR is expected to commence from a winter road in early 2020 and continue into 2022, in parallel with continuous and ongoing site construction and mine development.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland.

This news release should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the three and six month periods ended June 30, 2018 and the related management's discussion and analysis which are available on the Company's website at www.canadianzinc.com, under the "Financials" section, or under the Company's profile on SEDAR at www.sedar.com.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President Corporate Development, (416) 203-1418, Suite 1805 - 55 University Avenue, Toronto, ON M5J 2H7, Tollfree:1-866-688-2001; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:30e 10-AUG-18